UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Marine Products Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.10 par value
(Title of Class of Securities)
568427 10 8
(CUSIP Number of Class of Securities)
Ben M. Palmer
Vice President, Chief Financial Officer and Treasurer
Marine Products Corporation
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329
(404) 321-7910
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Robert F. Dow, Esq.
Arnall Golden Gregory LLP
171 17th Street, Suite 2100
Atlanta, Georgia 30363
(404) 873-8706

Calculation of Filing Fee
Transaction Value(1)	Amount of filing fee(2)
$31,500,000	$3,172.05
(1)
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $31.5 million in value of the issuer’s common shares, $0.10 par value, at a price of  $9.00 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016 equals $100.70 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A

Form or Registration No.: N/A
Date Filed: N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A

Form or Registration No.: N/A
Date Filed: N/A

☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Marine Products Corporation, a Delaware corporation (“MPC” or the “Company”), to purchase for cash 3.2 million of its outstanding common shares, $0.10 par value, at a purchase price of  $9.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated August 26, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). The Company reserves the right, in its sole discretion, to increase the number of shares we purchase up to 3.5 million shares. The tender offer was approved by the Board of Directors on August 17, 2016. This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is Marine Products Corporation. The issuer’s registered agent’s office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The address and telephone number of the issuer’s U.S. executive offices are 2801 Buford Highway, Suite 520, Atlanta, Georgia 30329, (404) 321-7910. The Company’s website address is http:// www.marineproductscorp.com.
(b) The subject securities are common shares, $0.10 par value of Marine Products Corporation. As of August 19, 2016 there were 38,355,421 shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
(c) Information about the trading market and price of the shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) The filing person to which this Schedule TO relates is MPC. The address and telephone number of MPC is set forth under Item 2(a) above. The names of the directors and executive officers of MPC are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of MPC is c/o Marine Products Corporation, 2801 Buford Highway, Suite 520, Atlanta, Georgia 30329, (404) 321-7910.
Item 4. Terms of the Transaction.
(a) The material terms of the transaction are set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” and are incorporated herein by reference.
(b) Information regarding purchases from officers, directors and affiliates of the Company are set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(b) Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(b) Not applicable. “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(d) Not applicable. No funds will be borrowed. “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a) – (b) Not applicable.

Item 11. Additional Information.
(a)(1) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).
(a)(2) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12. Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 26, 2016
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated August 17, 2016*
(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated August 26, 2016
(b)	None.
(d)(1)	Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004) (File No. 001-16263)
(d)(2)	Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(3)	Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)

Exhibit Number	Description
(d)(4)	Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(5)	Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012) (File No. 001-16263)
(d)(6)	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s definitive Proxy Statement filed on March 17, 2014) (File No. 001-16263)
(g)	None
(h)	None

*
Previously filed.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MARINE PRODUCTS CORPORATION
Date: August 26, 2016	/s/ Ben M. Palmer
Ben M. Palmer Vice President, Chief Financial Officer, and Treasurer

INDEX TO EXHIBITS
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 26, 2016
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated August 17, 2016*
(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated August 26, 2016
(b)	None.
(d)(1)	Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004) (File No. 001-16263)
(d)(2)	Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(3)	Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(4)	Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(5)	Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012) (File No. 001-16263)
(d)(6)	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s definitive Proxy Statement filed on March 17, 2014) (File No. 001-16263)
(g)	None
(h)	None

*
Previously filed.